Mail Stop 3561

April 30, 2009

Burton Katz
Chief Executive Officer
New Motion, Inc.
42 Corporate Park, Suite 250
Irvine, California 92606

> **Re:** **New Motion, Inc. (dba Atrinsic)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 29, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2008**
> **File No. 001-12555**

Dear Mr. Katz:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Galer, Esq.
    Via facsimile (818) 444-6313